Mail Stop 4561

August 27, 2008

David F. Zucker
President and Chief Executive Officer
Midway Games, Inc.
2704 West Roscoe Street
Chicago, Illinois 60618

       Re: **Midway Games, Inc.**
              Form 10-K and 10-K/A for the Fiscal Year Ended
              December 31, 2007
              Filed March 13, 2008 and April 29, 2008, respectively
              Form 10-Q for the Quarterly Period Ending June 30, 2008
              Filed August 4, 2008
              File No. 0-12367

Dear Mr. Zucker:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   We note that the staff of the Division of Corporation Finance currently has outstanding comments relating to your requests for confidential treatment (Internal CF Nos. 21790, 21945 and 21951) for portions of certain agreements

filed as exhibits to various filings made by the company. Please be advised that all of the staff's comments relating to your pending confidential treatment requests will need to be resolved prior to the conclusion of the staff's review of your Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 37

2.   Please tell us why you believe the Company's stock-based compensation accounting does not include critical accounting estimates and why you do not consider this to be a critical accounting policy pursuant to the guidance in SEC Releases 33-8350.

Results of Operations, page 40

3.   We note that the Company recorded provisions for price protection, returns, and discounts of $46.0 million, $33.9 million and $26.7 million during fiscal 2007, 2006 and 2005, respectively, resulting in an allowance balance of $32.2 million and $18.1 million at December 31, 2007 and 2006, respectively. While we also note your discussion of the general criteria considered in determining the allowance balance, it is not clear from your disclosure what specific factors contributed to the increases in your provision and the corresponding increases in the allowance for each period presented. Please explain further and tell us how you considered expanding your disclosures in MD&A to more clearly explain these fluctuations.

4.   Similarly, we note from your disclosures on page 17 of the Company's June 30, 2008 Form 10-Q that your revenue provisions increased $11 million during the six-month period ending June 30, 2008 as compared to the six-month period ending June 30, 2007. Clarify for us the reasons for this increase and tell us how you intend to expand your disclosures to more clearly explain such variances.

5.   We note that the Company recorded $8.7 million of write-downs for certain future releases during fiscal 2007. Please explain further which titles these write-downs relate to and the reasons for such charges. Also, tell us how you considered expanding your MD&A disclosures to more clearly explain the reasons for such impairments. Similarly, please address in your response the $6.1 million of write-downs related to future releases that were recorded during the 6 month period ending June 30, 2008.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 54

6.   Your disclosure indicates that your CEO and CFO concluded that your disclosure controls and procedures were effective at a "reasonable assurance" level. In future reports, please expand your disclosure to provide context for the reference to the level of assurance contained in your management's effectiveness conclusion. For example, you may wish to indicate, among other things, that disclosure controls and procedures, regardless of how well conceived and operated, can provide only reasonable assurance that the controls and procedures will meet their objectives. In the alternative, you may omit from future filings this reference to the level of effectiveness of your disclosure controls and procedures. Please see Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. This comment applies also to your quarterly reports on Form 10-Q for the periods ended March 31, 2008, and June 30, 2008.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Compensation Consultant, page 61

7.   You disclose that the company retained Pearl Meyer & Partners in 2007 to review various elements of your compensation programs in comparison to 14 peer companies. Please identify the comparable companies against which you benchmark for compensation-related decisions, or tell us why you believe it is not necessary to do so. In addition, if applicable, please address how you target each element of compensation against the comparator companies. For example, discuss where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. See Item 402(b)(2)(xiv) of Regulation S-K.

Director Compensation, page 73

8.   We refer to the correspondence between you and the staff of the Division of Corporation Finance in connection with the staff's 2007 targeted executive compensation review project. In your letter dated October 5, 2007, in response to comment 10, you state that the company will ensure that future disclosure will conform to the requirements of Item 402(k)(2)(iii) and (iv) of Regulation S-K, including the Instruction thereto. In your Form 10-K for fiscal year 2007, however, you have not disclosed by footnote to the director compensation table

the aggregate number of stock awards and/or option awards outstanding for each director at fiscal year end. In this regard, we note that although the narrative disclosure following the director compensation table provides some information regarding the aggregate number of option shares held by non-employee directors, it is unclear from this discussion the number of such awards held by each director at fiscal year end. Please confirm that in future filings you will provide such information in the format called for by the Instruction to Item 402(k)(2)(iii) and (iv), or advise.

Compensation Committee Interlocks and Insider Participation, page 75

9.   Please tell us why you have not provided the full disclosure required by Item 404 of Regulation S-K with respect to the company's related transactions involving Mr. Bartholomay under the heading "Compensation Committee Interlocks and Insider Participation." See Item 407(e)(4)(i)(C) of Regulation S-K.

Note 1. Business and Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

10.   We note from your disclosures on page 10 that many of your games incorporate a variety of online capabilities and features. Tell us whether these online capability features are being hosted on your internal servers or third party servers. If these features are being hosted on your internal servers, tell us how you are recognizing revenues on sales of games that include these on-line services including the accounting guidance you considered in recording such revenue. Additionally, tell us whether you receive or pay a fee to any third-parties for including such online capability features in your titles and if so, tell us the amount of fees paid or received for each period presented.

Note 7. Income Taxes, page F-18

11.   We note from your disclosures on page F-37 (Schedule II – Valuation and Qualifying Accounts Analysis) that the Company recorded a reduction in your deferred tax valuation allowance of $27.9 million in fiscal 2007. Please explain further what this deduction relates to; tell us why it is not reflected as an adjustment in your rate reconciliation table and explain how you reflected this deduction in your financial statements.

Exhibits

12.   Please tell us your analysis as to why it is not necessary to file as exhibits to your Form 10-K your agreement(s) with MTV Networks relating to your strategic relationship and your agreement(s), if any, with Willis Group Holdings or its

affiliates relating to the provision of insurance. See Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Quarterly Period Ending June 30, 2008

Liquidity and Capital Resources, page 19

13.   We note accounts receivable balance decreased from $44.5 million at December 31, 2007 to $96,000 at June 30, 2008. Please explain the reason for the significant reduction in the Company's accounts receivable balance and tell us how you considered expanding your liquidity discussion to more clearly address these fluctuations.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Jay Ingram, Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief